Exhibit 99(e)(7)

RINKER MATERIALS

 RETENTION BONUS PLAN

THIS RETENTION BONUS PLAN, adopted on March 8, 2007, by Rinker Materials Corporation, a Georgia corporation, is being established to provide for the payment of retention bonuses to certain of its employees and employees of its subsidiaries that adopt this Plan, in accordance with its terms.

Section 1.       Definitions.  Unless the context clearly indicates otherwise, when used in this Plan:

(a)   “Affiliate” means, with respect to any entity, any other corporation, limited liability company, organization, association, partnership, or other type of entity, whether incorporated or unincorporated, directly or indirectly controlling or controlled by or under direct or indirect common control with such entity.

(b)   “Base Salary” means an Eligible Employee’s annual rate of base salary in effect on the date in question, determined prior to reduction for any employee-elected salary reduction contributions made to an Employer-sponsored non-qualified deferred compensation plan or an Employer-sponsored plan pursuant to Section 401(k) or 125 of the Code, and excluding bonuses, overtime, allowances, commissions, deferred compensation payments and any other extraordinary remuneration.

(c)   “Board” means the board of directors of the Company.

(d)   “Cause” means:

(1)  material violation by the Eligible Employee of his or her obligations to an Employer which is willful on the Eligible Employee’s part, and which is not remedied in a reasonable period of time after receipt of written notice from an Employer specifying such violation,

(2)  willful or reckless conduct by the Eligible Employee where a good faith determination has been made by an Employer that such conduct could be expected to have a material adverse effect on the business, assets, properties, results of operations, financial condition or prospects of an Employer,

(3)  commission by the Eligible Employee of an act or acts involving fraud, embezzlement, misappropriation, theft, breach of fiduciary duty or dishonesty against the property or personnel of an Employer or in violation of an Employer’s code of ethics,

(4)  the conviction of the Eligible Employee of a felony involving an act of dishonesty, or

(5)  deliberate falsification of any Employer’s records (time cards, expense reports, employment records, accounting records, or insurance claims), improper use of procurement credit cards, reporting to work under the influence of alcohol or illegal drugs, failure to employ or follow lock-out/tag-out safety procedures, or violation of antitrust laws, as described in any Employer’s policies.

(e)   “Code” means the Internal Revenue Code of 1986, as amended.

(f)    “Committee” means the committee designated pursuant to Section 5 to administer this Plan.

(g)   “Company” means Rinker Materials Corporation, a Georgia corporation, and after the Transaction Occurrence Date, any successor or successors thereto.

(h)   “Contingent Bonus Reserve” has the meaning given in the Rinker Materials Corporation Short-Term Incentive Plan, as revised and in effect in February 2006 as amended prior to the Transaction Occurrence Date.

(i)    “Contingent Bonus Reserve Balance” means, determined as of the Transaction Occurrence Date, the tracking account balance of the Eligible Employee’s Contingent Bonus Reserve (if any).

(j)    “Corporations Act” means the Australian Corporations Act 2001 (Cth).

(k)   “Disability” means the absence of the Eligible Employee from his or her duties with an Employer for 180 consecutive calendar days as a result of incapacity due to mental or physical illness which is determined to be total and permanent by a physician selected by the Employer and acceptable to the Eligible Employee or their legal representative.

(l)    “Effective Date” means December 1, 2006.

(m)  “Eligible Employee” means an employee of an Employer at the Transaction Occurrence Date who has a positive tracking account balance in his or her Contingent Bonus Reserve (if any) or holds Unqualified Securities under the Performance Share Plan immediately prior to the Transaction Occurrence Date (or both) other than an employee who is or becomes party to an agreement with an Employer that provides that the employee is not eligible to participate in this Plan.

(n)   “Employer” means the Company or any other Affiliate of the Company which adopts this Plan with the consent of the Board.

(o)   “Good Reason” means the occurrence of any of the following events:

(1)           A reduction in, or a failure of Employer to pay, any Base Salary required to be paid to the Eligible Employee, or a failure of Employer to pay or provide for any earned bonus or any other material earned compensation or benefits required to be paid or provided to the Eligible Employee, in each case when due;

(2)           A change in the aggregate in any three month period in the Eligible Employee’s Base Salary or Target Bonus Amount, which results in the Base Salary or Target Bonus Amount being less than ninety percent (90%) of the Base Salary or Target Bonus Amount in effect immediately preceding the initial change; or

(3)           Employer requiring the Eligible Employee to be based at any office or location other than within a 25 mile radius of where the Eligible Employee is employed immediately preceding the change in office or location.

Notwithstanding the foregoing, none of the events described above shall constitute Good Reason to resign unless, within ninety (90) days of when the Eligible Employee had actual knowledge of the principal facts giving rise to the right to resign for Good Reason, the Eligible Employee gives written notice to the Employer of such principal facts and circumstances, and such events are not remedied by the Employer promptly after receipt of notice thereof, but in no event later than thirty (30) days of receipt of such notice.

(p)   “Market Value”, in relation to a security, means the volume weighted average price for that security for each trading day on the seven days leading up to and including the Transaction Occurrence Date on the exchange that, in the opinion of the Plan Committee under the Performance Share Plan, is the primary exchange for that security.

(q)   “Officer” means any person who is an officer of RGL (or of any related body corporate) within the meaning of the Corporations Act or a person who is a ‘board or managerial officer’ (within the meaning of the Corporations Act) of any of those companies, and in respect of whom section 200B of the Corporations Act prohibits the giving of termination benefits for which member approval has not been obtained and an exception does not apply.

(r)    “Performance Share Plan” means the RGL Performance Share Plan — Plan Rules effective April 1, 2006 as amended prior to the Transaction Occurrence Date.

(s)   “Plan” means this Retention Bonus Plan, as in effect on the Effective Date, and as subsequently amended pursuant to Section 7.

(t)    “Potential Eligible Employee” means a person employed by an Employer who has a positive tracking account balance in the person’s Contingent Bonus Reserve (if any), or who holds Unqualified Securities under the Performance Share Plan (or both), as of the Effective Date, other than an employee who is or becomes party to an agreement with an Employer that provides that the employee is not eligible to participate in this Plan.

(u)   “PSP Account Balance” means an amount equal to the total number of Unqualified Securities held for an Eligible Employee under the Performance Share Plan immediately prior to the Transaction Occurrence Date which would not be or are not Past Service Plan Securities referred to in rule 18.4(b) of the Performance Share Plan multiplied by:

(1)           where the Transaction Occurrence Date arose as a result of circumstances within paragraphs (i) or (ii) of the definition of that term in rule 18.5 of the Performance Share Plan, the highest of the amounts determined by calculating, for each form of consideration offered, on the Transaction Occurrence Date, the last date on which the offers are open and on each date on which any form of consideration is increased:

(i)                                    the amount of the cash consideration (if any); plus

(ii)                                       the Market Value of the non-cash consideration (if any)

offered for each Unqualified Security under the takeover or scheme of arrangement (and, in the event that the takeover or scheme of arrangement offers consideration for RGL shares and not RGL American Depositary Receipts (ADRs), it will be taken to offer, as consideration for each RGL ADR, the specified number of shares underlying each ADR times the consideration offered for each RGL share and vice versa); or

(2)           otherwise, the Market Value of each Unqualified Security.

(v)   “Retention Bonus Amount” means the total amount payable to an Eligible Employee as a 30-Day Retention Bonus and as a 1-Year Retention Bonus.

(w)  “RGL” means Rinker Group Limited, ACN 003 433 118, a public limited company under the laws of Australia.

(x)    “Target Bonus Amount” means the Employee’s Base Salary multiplied by the Target Bonus Percentage (as defined in the Rinker Materials Corporation Short-Term Incentive Plan, as revised and in effect in February 2006 as amended prior to the Transaction Occurrence Date).

All capitalized terms in this Plan not otherwise defined will have the same meaning as they are given in the Performance Share Plan.

Section 2.       Retention Bonuses. Subject to Section 3(d), each Eligible Employee shall be eligible to be paid the following amounts:

(a)   An amount (the “30-Day Retention Bonus”) (i) where the Eligible Employee’s Contingent Bonus Reserve Balance is greater than $15,000, equal to 67% of the Eligible Employee’s Contingent Bonus Reserve Balance and (ii) where the Eligible Employee’s Contingent Bonus Reserve Balance is greater than zero and less than or equal to $15,000, equal to the lesser of the Contingent Bonus Reserve Balance or $10,000.

(b)   An amount (the “1-Year Retention Bonus”) equal to the sum of the following:

(1)   the Eligible Employee’s Contingent Bonus Reserve Balance, if positive (after deducting the amount of the Eligible Employee’s 30-Day Retention Bonus if any previously paid to the Eligible Employee), and

(2)   the Eligible Employee’s PSP Account Balance.

Section 3.       Form and Time of Payment.

(a)   Subject to Section 3(d), each Eligible Employee shall become entitled to his or her 30-Day Retention Bonus (if any) on the expiry of the 30 day period commencing on the Transaction Occurrence Date (the “30-Day Retention Bonus Period”).  The 30-Day Retention Bonus shall be paid to each entitled Eligible Employee in a single lump sum as soon as administratively possible following the last day of the 30-Day Retention Bonus Period, but in no event later than 21 days following the last day of such 30-day period.

(b)   Subject to Section 3(d), each Eligible Employee shall become entitled to his or her 1-Year Retention Bonus (if any) on the first day after the expiry of the 12 month period commencing on the Transaction Occurrence Date (the “1-Year Retention Bonus Period”).  The 1-Year Retention Bonus shall be paid to each entitled Eligible Employee in a single lump sum on the first business day immediately following the thirteenth monthly anniversary of the Transaction Occurrence Date or as soon thereafter as is administratively possible, but in no event later than 30 days following the thirteenth monthly anniversary of the Transaction Occurrence Date.

(c)   If:

(1)   an Employer terminates an Eligible Employee’s employment without Cause prior to the first day after the expiry of the 1-Year Retention Bonus Period or the Eligible Employee terminates his or her employment with an Employer for Good Reason on or prior to such date and the Eligible Employee is not immediately thereafter reemployed by his or her Employer or employed by any other Employer, or the Eligible Employee’s employment is terminated as a result of the death or Disability of the Eligible Employee; and

(2)   the Eligible Employee is not an Officer at the time of the termination of his or her employment,

the Eligible Employee shall become entitled to his or her 1-Year Retention Bonus (if any) at an earlier time than provided under Section 3(b), namely, on the date of termination of his or her employment, with that amount to be paid in a single lump sum as soon thereafter as is administratively possible, but in no event later than 30 days following the Eligible Employee’s termination of employment.  Payment to an Eligible Employee under this Section 3(c) will satisfy all payment obligations to the Eligible Employee under Section 3(b).

(d)   If an Eligible Employee’s employment with an Employer is terminated

(1)   by that Employer for Cause; or

(2)   by the Eligible Employee other than for Good Reason and other than as a result of the death or Disability of the Eligible Employee

(and the Eligible Employee is not immediately thereafter reemployed by his or her Employer or employed by any other Employer), the Eligible Employee shall not be entitled to the following bonuses:

(A) if such termination of the Eligible Employee’s employment occurs during the 30-Day Retention Bonus Period, both the Eligible Employee’s 1-Year Retention Bonus (if any) and 30-Day Retention Bonus (if any); and

(B) if such termination of the Eligible Employee’s employment occurs on or before the first day after the expiry of the 1-Year Retention Bonus Period but after the 30-Day Retention Bonus Period, the Eligible Employee’s 1-Year Retention Bonus (if any) only.

Section 4.       Tax Withholding and Deferral.  Each Employer shall withhold from any amount payable to an Eligible Employee pursuant to this Plan, and shall remit to the appropriate governmental authority or plan, any income, employment or other tax the Employer is required by applicable law or plan to so withhold from and remit on behalf of such Eligible Employee.

Section 5.       Plan Administration.  This Plan shall be administered by a committee (the “Committee”) comprised of two individuals who were members of the Board immediately prior to the Transaction Occurrence Date, as selected by the individual who, immediately prior to the Transaction Occurrence Date, was the Company’s Chief Executive Officer (“CEO”), whether or not he is then the chief executive of the Company; provided, however, that in the event either of the members of the Committee is unable or unwilling to serve on the Committee at anytime, the CEO shall designate another individual who was a member of the Board or an executive officer of the Company (in either case immediately prior to the Transaction Occurrence Date) to serve on the Committee; provided, further, that in the event the CEO is unable to make the designation required in the preceding proviso, the remaining member of the Committee shall designate another individual who was a member of the Board or an executive officer of the Company (in either case, immediately prior to the Transaction Occurrence Date) to serve on the Committee. The CEO may designate himself to serve on the Committee.  The Company shall maintain directors’ and officers’ liability insurance pursuant to which Committee members will be named insureds (or otherwise be covered under such policy as an officer or director) under such insurance policy, which shall include a rider which provides coverage for ERISA and other fiduciary indemnity.  The Committee shall have discretionary and final authority to interpret and implement the provisions of this Plan and to determine eligibility for benefits under the Plan.  The Committee shall perform all of the duties and exercise all of the powers and discretion that the Committee deems necessary or appropriate for the proper administration of this Plan.  Every interpretation, choice, determination or other exercise by the Committee of any power or discretion given either expressly or by implication to it shall be conclusive and binding upon all parties having or claiming to have an interest under this Plan or otherwise directly or indirectly affected by such action, without restriction, however, upon the right of the Committee to reconsider or redetermine such action.  The Committee may adopt such rules and regulations for the administration of this Plan as are consistent with the terms hereof, and shall keep adequate records of its proceedings and acts.  The Committee may employ such agents, accountants and legal counsel (who may be agents, accountants and legal counsel for an Employer) as may be appropriate for the administration of the Plan.  All reasonable administration expenses incurred by the Committee in connection with the administration of the Plan shall be paid by the Employer.

Section 6.       Claims Procedure.  If any person (hereinafter called the “Claimant”) feels he or she is being denied a benefit to which he or she is entitled under this Plan, such Claimant may file a written claim for said benefit with the Committee.  Within 60 days of the receipt of such claim the Committee shall determine and notify the Claimant as to whether he or she is entitled to such benefit.  Such notification shall be in writing and, if denying the claim for benefit, shall set forth the specific reason or reasons for the denial, make specific reference to the pertinent provisions of the Plan, and advise the Claimant that he or she may, within 60 days of the receipt of such notice, request in writing to appear before the Committee or its designated representative for a hearing to review such denial.  Any such hearing shall be scheduled at the mutual convenience of the Committee or its designated representative and the Claimant, and at such hearing the Claimant and/or his or her duly authorized representative may examine any relevant documents and present evidence and arguments to support the granting of the benefit being claimed.  The final decision of the Committee with respect to the claim being reviewed shall be made within 60 days following the hearing thereon, and the Committee shall in writing notify the Claimant of its final decision, again specifying the reasons therefor and the pertinent provisions of the Plan upon which such decision is based.  The final decision of the Committee shall be conclusive and binding upon all parties having or claiming to have an interest in the matter being reviewed.  For purposes of this Section 6, notice to the Committee shall be to the Retention Bonus Plan Committee c/o Rinker Materials Corporation, 1501 Belvedere Road, West Palm Beach, FL 33406.

Section 7.       Plan Amendment and Termination.  The Board shall have the right and power at any time, and from time to time, subject to advance written notice to:

(a)   prior to the Transaction Occurrence Date, all Potential Eligible Employees, and

(b)   after the Transaction Occurrence Date, all Eligible Employees,

to amend this Plan, in whole or in part, by written document executed by its duly authorized representative and at any time to terminate this Plan except that, after the occurrence of the Transaction Occurrence Date, this Plan shall not be amended or terminated in any manner that is adverse to any Eligible Employee in any fashion, regardless of whether any Eligible Employee has become entitled to receive a retention bonus pursuant to Section 3 of this Plan at such time, and no such amendment or termination shall be effective.

Section 8.       Nature of Plan and Rights; Establishment of Trust.

(a)   This Plan is an unfunded plan intended to pay Eligible Employees bonuses for work performed as described in Department of Labor Reg. § 2510.3-2(c) and, except to the extent otherwise provided in Subsection (b) below, no provision of this Plan shall be deemed or construed to create a trust fund of any kind or to grant a property interest of any kind to any Eligible Employee or former Eligible Employee.  Any payment which becomes due under this Plan to an Eligible Employee shall be made by his or her Employer and/or the Company out of its general assets or the trust fund described in Subsection (b) below. The Company and the applicable Employer of each Eligible Employee shall be jointly and severally liable for all payments due to the Eligible Employee under this Plan.  The right of any Eligible Employee to receive a payment hereunder shall be no greater than the right of any unsecured general creditor.

(b)   In order to provide proceeds to pay the Retention Bonuses that may become due under this Plan, the Company may establish a trust or trusts (the “Trust”) by trust agreement(s) with one or more third parties.  Each Employer, in its sole discretion, may at any time, or from time to time, contribute cash to the Trust.  After the Transaction Occurrence Date, each Employer shall irrevocably contribute to the Trust from time to time an amount of cash so that the assets held in the Trust are at all times sufficient to fund all of the retention bonuses for which it may be liable to pay under this Plan.  Each Eligible Employee shall have the right to compel the Eligible Employee’s Employer and the Company to make such required contributions after the Transaction Occurrence Date.  Neither the Trust nor the assets held therein shall be located outside of the United States.

The provisions of this Plan shall govern the rights of an Eligible Employee to receive Retention Bonuses.  The provisions of the Trust shall govern the rights of the Employers, Eligible Employees and the creditors of the Employers to the assets contributed to the Trust.  Each Employer shall at all times remain liable to carry out its obligations under the Plan.

Each Employer’s obligations under the Plan may be satisfied with Trust assets distributed pursuant to the terms of the Trust, and any such distribution shall reduce the Employer’s obligations under this Plan to the extent of such distribution. If the Trust terminates in accordance with its terms and Retention Bonuses are distributed from the Trust to an Eligible Employee in accordance therewith, the Retention Bonuses due to the Eligible Employee under this Plan shall be reduced to the extent of such distribution.

(c)   This Plan is intended to comply with Section 409A of the Code and will be so interpreted.  Notwithstanding anything herein to the contrary, (i) if at the time of the Eligible Employee’s termination of employment with an Employer, such Eligible Employee is a “specified employee” as defined in Section 409A of the Code, and the deferral of the commencement of any payments or benefits otherwise payable hereunder after termination of employment is necessary in order to prevent the imposition of any accelerated or additional tax under Section 409A of the Code, then the Employer and the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to the Eligible Employee) until the date that is six months following the Eligible Employee’s termination of employment with the Employer (or the earliest date as is permitted under Section 409A of the Code) and (ii) if any other payments of money or other benefits due to the Eligible Employee hereunder could cause the application of an accelerated or additional tax under Section 409A of the Code, the parties agree to restructure the payments or benefits to comply with Section 409A of the Code in a manner which does not diminish the value of such payments and benefits to the Eligible Employee.  Each Employer acknowledges that a breach by the Employer of its obligations under this Section 8(c) would result in accelerated or additional tax being imposed on the Eligible Employee under Section 409A of the Code and, accordingly, that the Employer would become liable to the Eligible Employee in damages for an amount including compensation for any additional or accelerated tax imposed as a result of any such breach.

Section 9.       Entire Agreement; No Interference.

(a)   This Plan (together with the Trust(s)) constitutes the entire agreement between the parties and, except as expressly provided herein, supersedes the provisions of all other prior agreements expressly concerning the payment of Retention Bonuses in connection with a Transaction Occurrence Date.

(b)   Except as expressly provided herein, this Plan shall not interfere in any way with the right of an Employer to reduce an Eligible Employee’s compensation or other benefits or terminate an Eligible Employee’s employment, with or without Cause.  Each Eligible Employee shall remain an “at will” employee.

Section 10.     Spendthrift Provision.  No right or interest of an Eligible Employee under this Plan may be assigned, transferred or alienated, in whole or in part, either directly or by operation of law, and no such right or interest shall be liable for or subject to any debt, obligation or liability of such Eligible Employee.

Section 11.     Notice.  If an Eligible Employee claims an entitlement to a bonus under Section 3 after the termination of his or her employment, the Eligible Employee must give notice to the relevant Employer of the relevant facts and circumstances supporting his or her claim, the effective date of termination and, where he or she claims to have resigned from employment for a Good Reason, details of the specific reason relied upon.  For the purpose of this Plan, any notice and all other communication provided for in this Plan shall be in writing and (except as otherwise provided in this Plan) shall be deemed to have been duly given when received at the respective addresses set forth below, or to such other address as the Company, Employer, Potential Eligible Employee or the Eligible Employee may have furnished to the other in writing in accordance herewith.

If to the Company or any other Employer:

Rinker Materials Corporation
1501 Belvedere Road
West Palm Beach, FL 33406
Attention:  Vice President, Human Resources

If to an Eligible Employee or Potential Eligible Employee:

To the most recent address of such employee set forth in the personnel records of his or her Employer.

Section 12.     Applicable Law.  This Plan shall be governed and construed in accordance with applicable federal law; provided, however, that wherever such law does not otherwise preempt state law, the laws of the State of Florida shall govern.

Section 13.     Payments or Benefits that Require Shareholder Approval. Notwithstanding anything in this Plan to the contrary, no Employer is required to pay or provide, or procure the payment or provision of, any monies or benefits to an Eligible Employee which would require shareholder approval under Part 2D.2, Division 2 of the Corporations Act or the Australian Stock Exchange Listing Rules. Any such payments or benefits to be provided to an Eligible Employee must be reduced to a level (if any) which does not require shareholder approval under Part 2D.2, Division 2 of the Corporations Act or the Australian Stock Exchange Listing Rules. In the event of payment to an Eligible Employee or provision of a benefit to an Eligible Employee without shareholder approval, where shareholder approval is required, the Eligible Employee must, on receiving written notice from the Secretary of the Company (or his or her nominee) immediately repay any monies or forgo any benefits specified in such notice.

Section 14.     Effectiveness.  This Plan shall be effective as of the Effective Date and shall remain in effect, subject to its early termination pursuant to Section 7 of this Plan, until all Retention Bonuses shall have been paid according to the Plan’s provisions.

IN WITNESS WHEREOF, this Plan has been executed this 8th day of March, 2007, to be effective as of the Effective Date.

RINKER MATERIALS CORPORATION

By:	/s/ Ira Fialkow
Title:	Vice President